NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

May 7, 2024

Via EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Stacie Gorman Pam Long

Re:	EVe Mobility Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed April 25, 2024 File No. 001-41167

Dear Stacie Gorman and Pam Long:

On behalf of EVe Mobility Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 6, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 25, 2024 (the “Preliminary Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is publicly filing its Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amendment No. 1”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your disclosure that you are seeking to extend your termination date to June 17, 2025, a date which is approximately 42 months from your initial public offering. We also note that you are listed on the NYSE American and that Section 119 of the NYSE American LLC Company Guide requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 17, 2025, does not comply with this rule, or advise, and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE American, and the consequences of any such suspension or delisting. Further, we note that, in your 8-K filed April 19, 2024, you disclose that you have received notice that you are not in compliance with the continued listing standard of NYSE American because you failed to timely file your 10-K. Please disclose this and the risk associated with your failure to comply with Section 1007 of the NYSE American Company Guide.

Response: The Company has revised the disclosure on page 14 of Amendment No.1 in response to the Staff’s comment.

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CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

We appreciate your time and attention to the Company’s filing. We hope that this response adequately satisfies the Staff’s comment and concerns. Should you have any questions, please call me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

cc:	Jesvin Kaur, EVe Mobility Acquisition Corp.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA